1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

August 24, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	UBS Money Series (“Registrant”) File Nos. 333-52965, 811-08767

Dear Ms. Dubey:

This letter responds to comments that you provided to Stephen Cohen and Nadeea Zakaria of Dechert LLP in a telephonic discussion on August 3, 2016 with respect to Post-Effective Amendment No. 50 to the Registrant’s registration statement on behalf of its series1 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on June 23, 2016 (the “Registration Statement”). We have summarized the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses. Capitalized terms have the same meaning as set forth in the Registration Statement.

[1]

Each of UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Tax-Free Institutional Fund, UBS Prime Reserves Fund, UBS Select Government Institutional Fund, UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Tax-Free Preferred Fund, UBS Prime Preferred Fund, UBS Select Government Preferred Fund, UBS Select Prime Investor Fund, UBS Select Treasury Investor Fund, UBS Tax-Free Investor Fund, UBS Prime Investor Fund, UBS Select Government Investor Fund, UBS Select Treasury Capital Fund, UBS Select Government Capital Fund, UBS Liquid Assets Government Fund and UBS RMA Government Money Market Fund is individually referred to as a “Fund” and, together, the “Funds.”

General

1.	Comment: Please update the Series IDs on EDGAR to reflect the name changes for UBS Tax-Free Reserves Fund, UBS Tax-Free Preferred Fund and UBS Tax-Free Investor Fund.

Response: The Registrant hereby confirms that the Series IDs for UBS Tax-Free Reserves Fund, UBS Tax-Free Preferred Fund and UBS Tax-Free Investor Fund will be updated on EDGAR to reflect the name changes for those Funds; the name changes become effective on August 26, 2016.

UBS Liquid Assets Government Fund – Prospectus2

2.	Comment: In the “Shareholder fees” table, please remove the parentheticals following each line item.

Response: The disclosure has been revised accordingly.

3.

Comment: The Staff notes that the Registrant has anchored a footnote next to both the “Management fees” and the “Total annual fund operating expenses” line items in the “Annual fund operating expenses” table. Please clarify whether the Fund pays only a portion of the management fees, which could be deemed a fee waiver. If so, please disclose the fee waiver in accordance with Instruction 3(b) to Item 3 in Form N-1A.

Response: As stated in the referenced footnote, the Fund reimburses UBS Asset Management (Americas) Inc. (“UBS AM”) for its direct costs and expenses incurred in managing the Fund’s portfolio, excluding any profit or overhead. These direct costs and expenses are included in the “Management fees” line item. The Registrant believes that the footnote is appropriately referenced by the “Management fees” line item and, by implication, by the “Total annual fund operating expenses” line item. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

4.

Comment: For each Fund that has “Government” or “Treasury” in its name, please include disclosure indicating that the Fund complies with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), in the “Principal Strategies—Principal Investments” section in the “Fund Summary.” The Staff notes that the Registrant has included such disclosure in the “More information about the fund—Additional information about investment strategies” section.

[2]	All comments on the prospectus for a Fund apply to the prospectuses for the other Funds, to the extent applicable.

Response: The disclosure has been revised accordingly.

5.

Comment: The Staff notes that a “Foreign investing risk” has been included in the “Principal strategies—Principal risks” section. Please include corresponding disclosure about foreign investments in the “Principal strategies—Principal investments” section or remove “Foreign investing risk.”

Response: The Registrant has removed the “Foreign investing risk.”

6.

Comment: The “More information about the fund—Additional information about investment strategies” section states that the Fund’s “portfolio investments may also consist of shares of other investment companies in which the fund invests.” Please consider whether it is necessary to include an acquired fund fees and expenses line item in the fee table.

Response: The Registrant confirms that it is not necessary to include an acquired fund fees and expenses line item in the fee table, because expenses incurred by investing in other investment companies (not a related master fund with respect to each Fund other than UBS Liquid Assets Government Fund) is less than 0.01% of the average daily net assets of the Fund.

7.

Comment: Although the “More information about the fund—Additional information about investment strategies” section states that the Fund’s “portfolio investments may also consist of shares of other investment companies in which the fund invests,” the Registrant has not included risk disclosure relating to investing in other investment companies. Please clarify that investing in other investment companies in not a principal investment strategy for the Fund.

Response: The disclosure has been revised accordingly.

8.

Comment: Please revise the sentence “UBS AM (US) also believes that money market funds, such as the fund, are not targets of abusive trading practices because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices” because only some money market funds seek to maintain a $1.00 per share price.

Response: The disclosure has been revised accordingly.

9.

Comment: Please confirm if the agreement discussed in the “Management—Advisory and administration fees” section is a separate agreement from the Fund’s advisory agreement. If so, please file such agreement as an exhibit.

Response: The Registrant hereby confirms that the agreement referenced in the “Management—Advisory and administration fees” section is the Investment Advisory and Administration Contract filed as exhibit 4(a).

UBS RMA Government Money Market Fund – Prospectus

10.

Comment: Please explain why Footnote 1 is anchored to the “Management fee” and the “Total annual fund operating expenses” line items in the “Annual fund operating expenses” table. Instruction 6(a) to Item 3 in Form N-1A only permits a registrant to estimate the amount of other expenses for a fund’s first fiscal year of operations.

Response: Footnote 1 is anchored to both the “Management fee” line item and the “Total annual fund operating expenses” line item because the Fund’s management fee includes breakpoints. As a result, the Fund must estimate the management fee and the total annual fund operating expenses for the first fiscal year of operations because the Fund must estimate the level of assets for that first year. However, in response to the Staff’s comment, the reference to Footnote 1 has been removed from the “Total annual fund operating expenses” line item.

11.

Comment: The “Pricing and valuation” section states that the Fund’s “portfolio holdings may also consist of shares of other investment companies in which the fund invests.” Please clarify whether this statement refers to the Fund’s corresponding master fund, the Government Master Fund.

Response: The disclosure has been revised accordingly.

UBS Select Institutional Funds – Prospectus

12.

Comment: Please revise the disclosure regarding miscellaneous expenses in the footnote to “Other expenses” in the “Annual fund operating expenses” table for UBS Select Prime Institutional Fund in accordance with Instruction 3(e) to Item 3 in Form N-1A. Please also add a fee waiver/expense reimbursement line item to the “Annual fund operating expenses” table.

Response: As explained in the referenced footnote, miscellaneous expenses are expected to be less than 0.01% of the average daily net assets of UBS Select Prime Institutional Fund.

Form N-1A does not require the Registrant to disclose as separate line items expenses that are less than 0.01% and, accordingly, the Registrant respectfully declines to make changes in response to this comment.

13.

Comment: In the “Principal strategies—Principal investments” section for UBS Select Treasury Institutional Fund, please clarify that “related repurchase agreements” are repurchase agreements that are collateralized by US Treasury securities rather than government securities.

Response: The disclosure has been revised accordingly.

14.

Comment: The “More information about the funds—Additional information about investment strategies” section for UBS Select Treasury Institutional Fund discloses that “under unusual circumstances, the [F]und may invest a portion of its assets in other types of money market instruments, such as government agency securities.” Because UBS Select Treasury Institutional Fund has adopted a policy to invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully, please revise the sentence to state that, under unusual circumstances, the Fund may invest a portion of its assets in other types of government securities.

Response: The disclosure has been revised accordingly.

15.

Comment: The Staff notes that the list of circumstances under which a Fund may postpone and/or suspend redemption and payment beyond one business day in the “Managing your fund account—Additional information about your account” section does not seem consistent with Section 22(e) of the 1940 Act. Please consider revising the list.

Response: The disclosure has been revised accordingly.

16.

Comment: Please consider disclosing that UBS Select Prime Institutional Fund must pass on any fees and gates imposed by Prime Master Fund in the “Managing your fund account—Information on liquidity fees and redemption gates (UBS Select Prime Institutional Fund)” section.

Response: The disclosure has been revised accordingly.

17.

Comment: The Staff notes that the U.S. Department of Treasury and the Internal Revenue Service passed a final rule regarding liquidity fees received by money market funds that was published in the Federal Register on July 8, 2016. Please consider whether any disclosure changes in the “Managing your fund account—Information on liquidity fees and redemption gates (UBS Select Prime Institutional Fund)” section would be appropriate.

Response: The Registrant notes that the referenced guidance did not provide any additional clarity on the tax treatment of liquidity fees received by a Fund, stating that the issue “[does] not relate directly to the NAV method or to the information reporting provision in the proposed regulations and so [is] not addressed in these final regulations.” The guidance also stated that the “Treasury Department and the IRS may consider guidance on these questions in the future.” Consequently, the Registrant believes that the disclosure is sufficient and accurate at this time.

18.	Comment: Please disclose that the wash sale rule will not apply to money market funds that operate with a floating net asset value.

Response: The disclosure has been revised accordingly.

UBS Select Preferred Funds – Prospectus

19.

Comment: With respect to Footnote 1 to the “Annual fund operating expenses” table for UBS Select Prime Preferred Fund, please: (i) confirm that the referenced written fee waiver agreement will be filed as an exhibit; (ii) disclose in a parenthetical any exceptions to the waiver of ordinary operating expenses; and (iii) disclose any ability of the adviser to recoup any of the waived expenses.

Response: With respect to (i), the referenced fee waiver agreement will be filed as an exhibit. With respect to (ii) and (iii), the current disclosure is accurate.

20.

Comment: The “More information about the funds—Additional information about investment strategies” section states that “[e]ach of the [F]unds may invest to a limited extent in shares of similar money market funds.” Please confirm that this disclosure is accurate in light of the fact that the Funds invest in funds (i.e., the master funds) pursuant to Section 12(d)(1)(E) of the 1940 Act

Response: The referenced disclosure has been removed to eliminate confusion that the Funds invest in other master funds in reliance on Section 12(d)(1)(E) of the 1940 Act.

21.

Comment: Please explain why UBS Select Government Preferred Fund and UBS Select Treasury Preferred Fund will advance the final time by which orders to buy or sell shares must be received by the transfer agent to 3:00 p.m. (Eastern time) specifically on those days that the Securities Industry and Financial Markets Association (“SIFMA”) has recommended that the bond markets close early.

Response: The Registrant notes that UBS Select Government Preferred Fund and UBS Select Treasury Preferred Fund have included the referenced policy for a number of years and the 3:00 p.m. time relates to the trading times in the government securities markets.

UBS Select Investor Funds – Prospectus

22.

Comment: In Footnote 1 to the “Annual fund operating expenses” table for UBS Select Prime Investor Fund, please disclose that the adviser can recoup fees for three years after the waiving such fees without causing UBS Select Prime Investor Fund’s expenses to exceed the lesser of (i) the expense cap in effect at the time the fees were waived and/or (ii) the expense cap in effect at the time the fees were recouped. Please also explain how the Board of Trustees determines that the survival of these recoupment rights is appropriate in the event that UBS Select Prime Investor Fund’s adviser changes.

Response: The disclosure has been revised accordingly. With respect to the recoupment rights, the Registrant notes that the right to recoup arises by contract between the Fund and UBS AM. Should UBS AM be replaced and no longer serve as the adviser to the Fund, the issue of whether it would exercise its right to recoupment would likely be subject to consideration by all parties, including the Board of Trustees as well as the new investment adviser. We also note that the ability of UBS AM to recoup would be properly disclosed in all relevant disclosures to shareholders (e.g., proxy statement and registration statement).

UBS Select Capital Funds – Prospectus

23.

Comment: Please indent the “Shareholder servicing fee” and the “Miscellaneous expenses” line items in the “Annual fund operating expenses” table for UBS Select Treasury Capital Fund to clarify that they are sub-captions under the “Other expenses” line item.

Response: The table has been revised accordingly.

UBS Liquid Assets Government Fund – Statement of Additional Information

24.

Comment: “The fund’s investments, related risks and limitations—Investments in other investment companies” section states that UBS Liquid Assets Government Fund may invest in certain private investment vehicles. Please confirm whether UBS Liquid Assets Government Fund invests in such private investment vehicles and, if so, to what extent.

Response: References to investments in private investment vehicles have been removed to reflect that UBS Liquid Assets Government Fund currently does not invest in private investment vehicles. However, UBS Liquid Assets Government Fund retains the right to invest in such vehicles in the future.

*            *             *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•     the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•     the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

•     the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Assistant Secretary of UBS Money Series

      Jack W. Murphy – Dechert LLP